SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 27, 2017

1. DATE AND TIME: June 27, 2017, at 10:00 a.m. 2. PLACE: at the principal place of business of BRASKEM S.A. (“Company”), located at Rua Eteno 1561, Complexo Petroquímico de Camaçari, CEP: 42.810-000, in the Municipality of Camaçari, State of Bahia. 3. CALL NOTICE: Call Notice published according to article 124 of Law 6,404/76 (“Corporation Law”), in the “Official Gazette of the State of Bahia”, in editions of June 10, 13 and 14, 2017, and in the newspaper “O Correio da Bahia”, in editions of June 10, 11 and 12, 2017. 4. ATTENDANCE: Shareholders representing 50.1% of the voting capital of the Company, as per the signatures below and those contained in the "Shareholders' Attendance Book". The presence of shareholders representing 22.9% of the preferred shares of the Company’s capital was also recorded, as per the signatures contained in the "Shareholders' Attendance Book".
5. PRESIDING BOARD COMPOSITION: Chairman: Henrique Vargas Beloch; and Secretary: Ana Paula Urvaneja Bueno, chosen pursuant to paragraph 3 of article 16 of the Company’s Bylaws. 6. AGENDA: Reading was waived by all the attending shareholders 7. DELIBERATION: The matters indicated in the Agenda were put to discussion and voting, and the following deliberations were taken by unanimous vote of the attendees, with 226,334,623 affirmative votes, and no negative votes or abstentions: 7.1. Drawing-up of the minutes in summary form: (i) to approve, as proposed by the Chairman, the drawing-up of the minutes related to this Extraordinary General Meeting in summary form, as well as its publishing without the signatures of the attending shareholders, pursuant to article 130 of the Corporation Law. 7.2. Replacement of members of the Board of Directors of the Company: Due to the resignations presented by Seating Members Alfredo Lisboa Ribeiro Tellechea, Antonio Britto Filho, Álvaro Fernandes da Cunha Filho and Daniel Bezerra Villar, according to the letters of resignation received and filed at the Company on May 12, 2017, (a) to approve the election or ratification, as applicable, of the following members to replace the members indicated by the controlling shareholder, who shall complete the remaining term of office in course that will end at the Ordinary General Meeting that will review the managers’ accounts for the fiscal year ending on December 31, 2017: (i) to ratify that Mrs. CARLA GOUVEIA BARRETTO, Brazilian citizen, married under the partial property ruling, business administrator, bearer of Identity Card (RG) No. 03.191.314-83 SSP/BA, enrolled in the Individual Taxpayer’s Register of the Ministry of Finance (CPF/MF) under No. 617.162.195-15, resident and domiciled in the City of São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 16º andar, Butantã, CEP 05501-050 - São Paulo/SP, elected as alternate member of the Board of Directors at the Ordinary General Meeting held on April 6, 2016, will remain in the position of sitting member of the Board of Directors, pursuant to article 23 of the Company’s Bylaws, having assumed the vacancy of Mr. Daniel Bezerra Villar, who was then a sitting member, due to his resignation mentioned above; (ii) to elect Mr. MARCELO MOSES DE OLIVEIRA LYRIO, Brazilian citizen, divorced, economist, bearer of Identity Card RG No. 59.168.992-3 SP/SP, enrolled in CPF/MF under No. 746.597.157-87, resident and domiciled in the city of São Paulo/SP, with business address at Avenida Horácio Lafer, 160 – 13º andar, CEP 04538-081 - São Paulo/SP, to compose the Board of Directors of the Company as a sitting member, in replacement of the resigning member Mr. Antonio Britto Filho; (iii) to elect Mr. PEDRO OLIVA MARCILIO DE SOUSA, Brazilian citizen, single, lawyer, bearer of Identity Card RG No. 4.468.328-63 SSP/BA and enrolled in the CPF/MF under No. 726.224.745-04, resident and domiciled in the city of São Paulo/SP, with business address at Av. Brigadeiro Faria Lima, 3.355, 26º andar, CEP 04538-133, to compose the Board of Directors of the Company as a sitting member, in replacement of resigning member Mr. Alfredo Lisboa Ribeiro Tellechea; (iv) to elect Mr. GESNER JOSÉ DE OLIVEIRA FILHO, Brazilian citizen, married under the partial property ruling, economist, bearer of Identity Card RG No. 6.968.227 SSP/SP, enrolled in the CPF/MF under No. 013.784.028-47, resident and domiciled in the city of São Paulo/SP, with business address at Rua Hungria, 574, CEP 01455-000 - São Paulo/SP, to compose the Board of Directors of the Company as a sitting member, in replacement of resigning member Mr. Álvaro Fernandes da Cunha Filho; and (v) to elect Mr. SERGIO FRANÇA LEÃO, Brazilian citizen, married under the total property ruling, civil engineer, bearer of Identity Card RG No. MG-11.845.144 SSP/MG, enrolled in the CPF/MF under No. 161.521.316-34, resident and domiciled in the city of São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 16º andar, Butantã, CEP 05501-050 - São Paulo/SP, as an alternate member of Board Member Carla Gouveia Barretto. The Board Members elected herein shall be invested in office within thirty (30) days of the date hereof, by executing the respective instrument of investiture, drawn up in the proper book, and containing declarations in compliance with the laws and regulations in force, and have declared, for all legal purposes and pursuant to law, for the effects of the provisions in article 37, item II, of Law 8,934 of November 18, 1994, with the wording of article 4 of Law 10,194 of February 14, 2001, that

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 27, 2017

they are not prevented from practicing trading activities or from administering commercial companies due to the conviction of a crime, and have presented, in compliance with CVM Rulings 358, of January 3, 2002 and 367, of May 29, 2002, and the Term of Consent of the Administrators to the rules set out in the Listing Regulations of Level 1 of B3 S.A. – Brasil, Bolsa, Balcão (current name of BM&FBOVESPA S.A), written declarations, according to the terms of such Rulings, which were filed at the principal place of business of the Company; (b) to record  that, as of this date, (i) Mr. MARCELO MANCINI STELLA, Brazilian citizen, married under the partial property ruling, production engineer, bearer of Identity Card RG No. 5.004.025-X SSP/SP, enrolled in the CPF/MF under No. 110.902.258-14, resident and domiciled in São Paulo/SP, with business address at Rua Lemos Monteiro, 120, 13º andar, Butantã, São Paulo/SP, CEP 05.501-050, elected as alternate member of the Board of Directors of the Company at the Extraordinary General Meeting held on June 8, 2016, in the position of original alternate of Board Member Luiz de Mendonça, assumes the position of alternate member of Board Member João Cox Neto; and ii) Mr. MAURO MOTTA FIGUEIRA, Brazilian citizen, married under the partial property ruling, production engineer, bearer of Identity Card RG No. 11.335.092-2 SSP/SP, enrolled in the CPF/MF under No. 115.134.858-90, resident and domiciled in the city of São Paulo/SP, with business address at Rua Lemos Monteiro, n° 120, 16º andar, Butantã, São Paulo/SP, CEP 05501-050, elected as alternate member of the Board of Directors of the Company at the Ordinary General Meeting held on April 6, 2016, in the position of original alternate of Board Member Marcela Aparecida Drehmer Andrade, who was replaced at the Extraordinary General Meeting held on June 8, 2016, by Board Member João Cox Neto, assumes the position of alternate member of Board Member Luiz de Mendonça. Due to the deliberations taken above, the Board of Directors of the Company shall be composed as follows: SITTING MEMBERS: NEWTON SERGIO DE SOUZA - CHAIRMAN; ERNANI FILGUEIRAS DE CARVALHO - VICE-CHAIRMAN; JOÃO COX NETO; CARLA GOUVEIA BARRETTO; LUIZ DE MENDONÇA; GESNER JOSÉ DE OLIVEIRA FILHO; MARCELO MOSES DE OLIVEIRA LYRIO; PEDRO OLIVA MARCILIO DE SOUSA; JOÃO CARLOS TRIGO DE LOUREIRO; FERNANDO REIS VIANNA FILHO and EDSON CHIL NOBRE. RESPECTIVE ALTERNATES: ANDRÉ AMARO DA SILVEIRA; ARÃO DIAS TISSER; MARCELO MANCINI STELLA; SERGIO FRANÇA LEÃO; MAURO MOTTA FIGUEIRA; TICIANA VAZ SAMPAIO MARIANETTI; JOSÉ DE FREITAS MASCARENHAS; Helena da Costa

C.N.P.J. No. 42.150.391/0001-70

BRASKEM S.A

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 27, 2017

Silveira Troper; PAULO CEZAR FERNANDES DA SILVA and MARCUS VINICIUS DE OLIVEIRA MAGALHÃES, with the position of alternate of Board Member Edson Chill Nobre remaining provisionally vacant until future deliberation, in view of the resignation of Mr. Sergio Bottino from the position of alternate established in the Board of Directors’ Meeting held on December 9, 2016 at 2:45 p.m.. 8. ADJOURNMENT: As there were no further subjects to be discussed, the Extraordinary General Meeting was closed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by the Shareholders that constituted the necessary quorum for the validity of the deliberations subject matter of this General Meeting, the taking of the necessary certificates by the Secretary of the Meetings having been authorized by decision therefrom.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 27, 2017

Camaçari/BA, June 27, 2017.

PRESIDING BOARD:

_______________________________ Henrique Vargas Beloch Chairman	_______________________________ Ana Paula Urvaneja Bueno Secretary

ATTENDING SHAREHOLDERS:

ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A.

(by Lauro Augusto Passos Novis Filho)

ODEBRECHT S.A.

(by Lauro Augusto Passos Novis Filho)

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 27, 2017

EXHIBIT 1

Final Voting Summary Chart related to the Extraordinary General Meeting

Number	Deliberation	Favorable	% (*)	Against	%(*)	Abstention	%(*)
Deliberation 1	Drawing-up of the minutes in summary form and publication without signatures	226.334.623	50.1%	0	0%	0	0%
Deliberation 2	Election or ratification, as applicable, of the members of the Board of Directors for replacement of the board members indicated by the controlling shareholder: According to the Management Proposal	226,334,623	50.1%	0	0%	0	0%

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.